Exhibit 99.1

58.com Reports Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

BEIJING, March 11, 2020 -- 58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online classifieds marketplace, today reported its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

Fourth Quarter 2019 Financial Highlights

•	Total revenues were RMB4,155.5 million (US$595.7 million1), a 15.1% increase from RMB3,609.3 million in the same quarter of 2018, exceeding the high end of the Company’s guidance of RMB4,150 million.

•	Total number of paying business users[2] was approximately 3.3 million in the fourth quarter of 2019, a 4.2% increase from the same quarter of 2018.

•	Gross margin was 86.4% compared with 87.3% in the same quarter of 2018.

•	Income from operations was RMB741.1 million (US$106.2 million), a 4.9% increase from RMB706.4 million in the same quarter of 2018.

•	Non-GAAP income from operations[3] was RMB950.5 million (US$136.2 million), a 6.3% increase from RMB894.6 million in the same quarter of 2018.

•	The Company recorded RMB2,082.7 million investment income and RMB118.3 million associated current and deferred income tax expenses from the sale of a portion of equity interest in Che Hao Duo in the fourth quarter of 2019.

•	Net income attributable to 58.com Inc. ordinary shareholders was RMB2,609.8 million (US$374.1 million), a 535.1% increase from RMB410.9 million in the same quarter of 2018.

•	Non-GAAP net income attributable to 58.com Inc. ordinary shareholders[4] was RMB4,877.6 million (US$699.2 million), a 544.9% increase from RMB756.3 million in the same quarter of 2018.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB17.45 (US$2.50) and RMB17.28 (US$2.48), respectively, representing increases of 527.4% and 528.1% from RMB2.78 and RMB2.75, respectively, in the same quarter of 2018. One ADS represents two Class A ordinary shares.

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the readers. Unless otherwise specified, all translations of Renminbi amounts into US$ amounts in this press release are made at RMB6.9762 to US$1.00, which was the U.S. dollars middle rate announced by the PRC State Administration of Foreign Exchange on December 31, 2019. The percentages stated in this press release are calculated based on the Renminbi amounts. On March 11, 2020, such exchange rate was RMB6.9612 to US$1.00.

2 Paying business users refer to users who are identified as business users with unique identity information such as business licenses or personal identification information and who used the Company’s subscription-based membership services or purchased at least one type of online marketing services in a given period. One paying business user can open up several paying user accounts on one or multiple online platforms. The number and the percentage calculation does not include paying business users on Ganji as the Company stopped selling stand-alone Ganji subscription-based membership services in 2018 or earlier in all of its content categories.

3 Non-GAAP income from operations is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

4 Non-GAAP net income attributable to 58.com Inc. ordinary shareholders is defined as net income attributable to 58.com Inc. ordinary shareholders excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, change in fair value of long-term investments and investment in convertible note, share-based compensation expenses included in share of results of equity investees, and income tax effects of GAAP to non-GAAP reconciling items. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

•	Non-GAAP basic and diluted earnings per ADS[5] attributable to ordinary shareholders were RMB32.61 (US$4.67) and RMB32.30 (US$4.63), respectively, representing increases of 537.2% and 537.9% from RMB5.12 and RMB5.06, respectively, in the same quarter of 2018.

Fiscal Year 2019 Financial Highlights

•	Total revenues were RMB15,576.5 million (US$2,232.8 million), an 18.6% increase from RMB13,137.8 million in fiscal year 2018.

•	Gross margin was 88.5% compared with 89.1% in fiscal year 2018.

•	Income from operations was RMB2,852.5 million (US$408.9 million), a 19.5% increase from RMB2,386.7 million in fiscal year 2018.

•	Non-GAAP income from operations was RMB3,600.4 million (US$516.1 million), an 18.0% increase from RMB3,051.3 million in fiscal year 2018.

•	The Company recorded RMB6,141.6 million investment income and RMB524.2 million associated current and deferred income tax expenses for the sale of a portion of equity interest in Che Hao Duo in fiscal year 2019.

•	Net income attributable to 58.com Inc. ordinary shareholders was RMB8,278.2 million (US$1,186.6 million), a 314.5% increase from RMB1,997.0 million in fiscal year 2018.

•	Non-GAAP net income attributable to 58.com Inc. ordinary shareholders was RMB7,977.9 million (US$1,143.6 million), a 193.0% increase from RMB2,723.1 million in fiscal year 2018.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB55.59 (US$7.97) and RMB54.92 (US$7.87), respectively, representing increases of 310.5% and 312.1% from RMB13.54 and RMB13.33, respectively in fiscal year 2018.

•	Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders were RMB53.57 (US$7.68) and RMB52.93 (US$7.59), respectively, representing increases of 190.1% and 191.3% from RMB18.47 and RMB18.17, respectively in fiscal year 2018.

Management Comments

“I am pleased to report another quarter of strong financial and operational results to close out 2019 on a solid footing,” commented Mr. Michael Yao, Chairman and Chief Executive Officer of 58.com. “Despite the challenging macroeconomic environment, we delivered RMB4.16 billion revenue for the quarter, above the high end of our guidance. Revenue for the year reached RMB15.6 billion, a solid 18.6% increase from last year. Traffic for our main app continued to grow steadily and at a faster pace than revenue. We maintained a healthy non-GAAP operating margin of 23.1% for 2019 as we continued to invest in new businesses and technologies to further strengthen the user experiences and solidify our market leading position.”

5 Non-GAAP basic and diluted earnings per ADS is defined as non-GAAP net income attributable to 58.com Inc. ordinary shareholders divided by weighted average number of basic and diluted ADSs.

Fourth Quarter 2019 Financial Results

Revenues

Total revenues were RMB4,155.5 million (US$595.7 million), representing an increase of 15.1% from RMB3,609.3 million in the same quarter of 2018.

Membership revenues were RMB1,112.4 million (US$159.5 million), relatively flat compared with RMB1,122.2 million in the same quarter of 2018.

Online marketing services revenues were RMB2,713.8 million (US$389.0 million), an increase of 19.3% from RMB2,275.0 million in the same quarter of 2018.

The increases were primarily driven by the increasing adoption and effectiveness of the Company’s various online marketing services such as real-time bidding.

Cost of Revenues

Cost of revenues was RMB566.0 million (US$81.1 million), an increase of 23.7% from RMB457.7 million in the same quarter of 2018.

The year-over-year increase was primarily due to increases in the costs of goods and services provided on Anjuke, Zhuan Zhuan and other platforms, costs associated with the operations of all the Company’s platforms, and salaries and benefits relating to web operation and information quality control teams.

Gross Profit and Gross Margin

Gross profit was RMB3,589.5 million (US$514.5 million), an increase of 13.9% from RMB3,151.6 million during the same quarter of 2018.

Gross margin was 86.4% in the fourth quarter of 2019, compared with 87.3% during the same quarter of 2018.

Operating Expenses

Operating expenses were RMB2,848.4 million (US$408.3 million), an increase of 16.5% from RMB2,445.2 million in the same quarter of 2018.

Sales and marketing expenses in the fourth quarter of 2019 were RMB2,023.5 million (US$290.1 million), an increase of 17.7% from RMB1,719.9 million in the same quarter in 2018.

Within sales and marketing expenses, advertising expenses in the fourth quarter of 2019 were RMB865.1 million (US$124.0 million), an increase of 8.6% from RMB796.5 million in the fourth quarter of 2018.

The increase in advertising expenses was primarily due to an increase in mobile traffic acquisition expenses, particularly for mobile apps such as 58.com and Anjuke, which are part of the Company’s core business.

Non-advertising sales and marketing expenses in the fourth quarter of 2019 were RMB1,158.4 million (US$166.0 million), an increase of 25.4% from RMB923.4 million in the same quarter in 2018.

Non-advertising sales and marketing expenses include salaries, benefits, commissions and share-based compensation expenses for the Company’s sales, sales support, customer service, and marketing dealer management personnel, online and offline promotional expenses, and other operating expenses that are associated with sales and marketing activities.

The increase in non-advertising sales and marketing expenses was mainly due to an increase in marketing and promotional expenses for 58.com and newer platforms such as 58 Town and Zhuan Zhuan.

Research and development expenses in the fourth quarter of 2019 were RMB560.7 million (US$80.4 million), an increase of 13.6% from RMB493.5 million in the same quarter of 2018. The increase was primarily due to increases in salaries and benefits and share-based compensation expenses for the Company’s research and development personnel for the development of new features and services.

General and administrative expenses in the fourth quarter of 2019 were RMB264.2 million (US$37.9 million), an increase of 14.0% from RMB231.8 million in the same quarter of 2018. The increase was primarily due to the increase in salaries, benefits and share-based compensation expenses related to administrative personnel.

Income from Operations

Income from operations was RMB741.1 million (US$106.2 million) in the fourth quarter of 2019, an increase of 4.9% from RMB706.4 million in the same quarter of 2018.

Operating margin, defined as income from operations divided by total revenues, was 17.8% in the fourth quarter of 2019, compared with 19.6% in the same quarter of 2018.

Non-GAAP income from operations was RMB950.5 million (US$136.2 million) in the fourth quarter of 2019, an increase of 6.3% from RMB894.6 million in the same quarter of 2018.

Non-GAAP operating margin, defined as non-GAAP income from operations divided by total revenues, was 22.9% in the fourth quarter of 2019, compared with 24.8% in the same quarter of 2018.

Other Income/(Expenses), net

Net other income in the fourth quarter of 2019 was RMB2,088.1 million (US$299.3 million), compared with net other expenses of RMB164.5 million in the same quarter of 2018.

Net other income in the fourth quarter of 2019 was primarily composed of RMB1,920.5 million in net investment income and RMB126.9 million tax refunds and other government subsidies in net others.

Net investment income mainly included RMB2,082.7 million income generated from the sale of a portion of equity stake and the revaluation of the remaining equity stake in Che Hao Duo in the fourth quarter of 2019, and RMB70.1 million income from short-term commercial bank investment products the Company purchased with its surplus cash, which was partially offset by RMB222.9 million loss in fair value of certain long-term investments.

Net other income in the fourth quarter of 2019 would have been RMB5.4 million (US$0.8 million) if the gain from the sale of a portion of equity stake and the revaluation of the remaining equity stake in Che Hao Duo was excluded.

Net Income Attributable to 58.com Inc. Ordinary Shareholders

Net income attributable to 58.com Inc. ordinary shareholders was RMB2,609.8 million (US$374.1 million) in the fourth quarter of 2019, an increase of 535.1% from RMB410.9 million in the same quarter of 2018. Net income attributable to 58.com Inc. ordinary shareholders in the fourth quarter of 2019 would have been RMB645.4 million (US$92.5 million), an increase of 57.1% from the same quarter of 2018, if the RMB2,082.7 million gain from the sale of a portion of equity stake and revaluation of the remaining equity stake in Che Hao Duo and related income tax expenses were excluded.

Net margin, defined as net income attributable to 58.com Inc. ordinary shareholders divided by total revenues, was 62.8% in the fourth quarter of 2019, compared with 11.4% in the same quarter of 2018. Net margin in the fourth quarter of 2019 would have been 15.5% if the gain from the sale of a portion of equity stake and revaluation of the remaining equity stake in Che Hao Duo and related income tax expenses were excluded.

Non-GAAP net income attributable to 58.com Inc. ordinary shareholders was RMB4,877.6 million (US$699.2 million) in the fourth quarter of 2019, an increase of 544.9% from RMB756.3 million in the same quarter of 2018. Non-GAAP net income attributable to 58.com Inc. ordinary shareholders in the fourth quarter of 2019 would have been RMB1,081.1 million (US$155.0 million), an increase of 42.9% from the same quarter of 2018, if the gain from the sale of a portion of equity stake in Che Hao Duo and related income tax expenses were excluded.

Non-GAAP net margin, defined as non-GAAP net income attributable to 58.com Inc. ordinary shareholders divided by total revenues, was 117.4% in the fourth quarter of 2019, compared with 21.0% in the same quarter of 2018. Non-GAAP net margin in the fourth quarter of 2019 would have been 26.0% if the gain from the sale of a portion of equity stake in Che Hao Duo and related income tax expenses were excluded.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders in the fourth quarter of 2019 were RMB17.45 (US$2.50) and RMB17.28 (US$2.48), respectively, representing increases of 527.4% and 528.1% from RMB2.78 and RMB2.75, respectively, in the same quarter of 2018.

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders in the fourth quarter of 2019 were RMB32.61 (US$4.67) and RMB32.30 (US$4.63), respectively, representing increases of 537.2% and 537.9% from RMB5.12 and RMB5.06, respectively, in the same quarter of 2018.

Cash Flow

Net cash provided by operating activities was RMB1,180.3 million (US$169.2 million) in the fourth quarter of 2019, an increase of 22.2% from RMB966.1 million in the same quarter of 2018.

Fiscal Year 2019 Financial Results

Revenues

Total revenues were RMB15,576.5 million (US$2,232.8 million) in fiscal year 2019, representing an increase of 18.6% from RMB13,137.8 million during fiscal year 2018.

Membership revenues were RMB4,470.9 million (US$640.9 million) in fiscal year 2019, a slight increase from RMB4,399.1 million during fiscal year 2018.

Online marketing services revenues were RMB10,158.4 million (US$1,456.2 million) in fiscal year 2019, an increase of 22.6% from RMB8,282.6 million during fiscal year 2018.

The increases were primarily driven by the increasing adoption and effectiveness of the Company’s various online marketing services such as real time bidding and priority listings.

Cost of Revenues

Cost of revenues was RMB1,798.4 million (US$257.8 million) in fiscal year 2019, an increase of 25.1% from RMB1,437.8 million during fiscal year 2018.

The year-over-year increase was primarily due to increases in the costs of goods and services provided on Anjuke, Zhuan Zhuan and other platforms, salaries and benefits primarily for information quality control teams, traffic acquisition costs paid to 58.com’s advertising union partners and other costs related to web operations.

Gross Profit and Gross Margin

Gross profit was RMB13,778.1 million (US$1,975.0 million) in fiscal year 2019, an increase of 17.8% from RMB11,700.0 million during fiscal year 2018.

Gross margin was 88.5% in fiscal year 2019, compared with 89.1% during fiscal year 2018.

Operating Expenses

Operating expenses were RMB10,925.6 million (US$1,566.1 million) in fiscal year 2019, representing an increase of 17.3% from RMB9,313.4 million during fiscal year 2018.

Sales and marketing expenses were RMB8,049.7 million (US$1,153.9 million) in fiscal year 2019, an increase of 17.3% from RMB6,861.8 million during fiscal year 2018.

Within sales and marketing expenses, advertising expenses were RMB3,717.5 million (US$532.9 million) in fiscal year 2019, an increase of 12.3% from RMB3,309.5 million during fiscal year 2018.

The increase in advertising expenses was primarily due to an increase in mobile traffic acquisition expenses, particularly for mobile apps such as 58.com and Anjuke, which are part of the Company’s core business.

Non-advertising sales and marketing expenses were RMB4,332.2 million (US$621.0 million) in fiscal year 2019, an increase of 22.0% from RMB3,552.3 million during fiscal year 2018.

Non-advertising sales and marketing expenses include salaries, benefits, commissions and share-based compensation expenses for the Company’s sales, sales support, customer service, and marketing dealer management personnel, online and offline promotional expenses, and other operating expenses that are associated with sales and marketing activities.

The increase in non-advertising sales and marketing expenses was mainly due to an increase in marketing and promotional expenses for 58.com and newer platforms such as 58 Town and Zhuan Zhuan.

Research and development expenses were RMB2,058.7 million (US$295.1 million) in fiscal year 2019, an increase of 20.9% from RMB1,702.7 million during fiscal year 2018. The increase was primarily due to increases in salaries and benefits and share-based compensation expenses for the Company’s research and development personnel for the development of new features and services.

General and administrative expenses were RMB817.3 million (US$117.2 million) in fiscal year 2019, an increase of 9.2% from RMB748.8 million during fiscal year 2018. The increase was primarily driven by increases in share-based compensation expenses and salaries and benefits for administrative personnel.

Income from Operations

Income from operations was RMB2,852.5 million (US$408.9 million) in fiscal year 2019, an increase of 19.5% from RMB2,386.7 million during fiscal year 2018. Operating margin was 18.3% in fiscal year 2019, compared with 18.2% during fiscal year 2018.

Non-GAAP income from operations was RMB3,600.4 million (US$516.1 million) in fiscal year 2019, an increase of 18.0% from RMB3,051.3 million during fiscal year 2018.

Non-GAAP operating margin was 23.1% in fiscal year 2019, compared with 23.2% during fiscal year 2018.

Other Income/(Expenses), net

Net other income was RMB6,427.1 million (US$921.3 million) in fiscal year 2019, compared with RMB42.1 million during fiscal year 2018.

Net other income in fiscal year 2019 mainly consisted of RMB6,135.1 million in net investment income and RMB217.9 million in tax refunds and other government subsidies in net others.

Within net investment income was a RMB6,141.6 million gain recognized from the sale of a portion of equity stake in Che Hao Duo, of which RMB4,760.5 million was realized gains for the portion sold and RMB1,381.1 million was unrealized gains arising from remeasuring the fair value of the remaining equity stake in Che Hao Duo. The Company accounted for this investment using the measurement alternative method. The change in fair value of this investment is recognized because the sale of a portion of equity stake in Che Hao Duo is considered to be an observable price change event.

Net other income in fiscal year 2019 would have been RMB285.5 million (US$40.9 million) if the RMB6,141.6 million gain from the sale of a portion of equity stake and the revaluation of the remaining equity stake in Che Hao Duo was excluded.

Net Income Attributable to 58.com Inc. Ordinary Shareholders

Net income attributable to 58.com Inc. ordinary shareholders was RMB8,278.2 million (US$1,186.6 million) in fiscal year 2019, an increase of 314.5% from RMB1,997.0 million during fiscal year 2018. Net income attributable to 58.com Inc. ordinary shareholders in fiscal year 2019 would have been RMB2,660.8 million (US$381.4 million), an increase of 33.3% from fiscal year 2018, if the gain from the sale of a portion of equity stake and revaluation of the remaining equity stake in Che Hao Duo and related income tax expenses were excluded.

Net margin was 53.1% in fiscal year 2019, compared with 15.2% during fiscal year 2018. Net margin in fiscal year 2019 would have been 17.1% if the gain from the sale of a portion of equity stake and revaluation of the remaining equity stake in Che Hao Duo and related income tax expenses were excluded.

Non-GAAP net income attributable to 58.com Inc. ordinary shareholders was RMB7,977.9 million (US$1,143.6 million) in fiscal year 2019, an increase of 193.0% from RMB2,723.1 million during fiscal year 2018. Non-GAAP net income attributable to 58.com Inc. ordinary shareholders in fiscal year 2019 would have been RMB3,603.5 million (US$516.5 million), an increase of 32.4% from fiscal year 2018, if the gain from the sale of a portion of equity stake in Che Hao Duo and related income tax expenses were excluded.

Non-GAAP net margin was 51.2% in fiscal year 2019, compared with 20.7% during fiscal year 2018. Non-GAAP net margin in fiscal year 2019 would have been 23.1% if the gain from the sale of a portion of equity stake in Che Hao Duo and related income tax expenses were excluded.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders in fiscal year 2019 were RMB55.59 (US$7.97) and RMB54.92 (US$7.87), respectively, representing increases of 310.5% and 312.1% from basic and diluted earnings per ADS attributable to ordinary shareholders of RMB13.54 and RMB13.33, respectively, during fiscal year 2018.

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders in fiscal year 2019 were RMB53.57 (US$7.68) and RMB52.93 (US$7.59), respectively, representing increases of 190.1% and 191.3% from non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders of RMB18.47 and RMB18.17, respectively, during fiscal year 2018.

Cash Flow

Net cash provided by operating activities was RMB4,354.4 million (US$624.2 million) in fiscal year 2019, an increase of 14.6% from net cash provided by operating activities of RMB3,799.6 million during fiscal year 2018.

Cash and Cash Equivalents, Term deposits, Restricted Cash and Short-term Investments

As of December 31, 2019, the Company had cash and cash equivalents, term deposits, restricted cash and short-term investments of RMB14,254.7 million (US$2,043.3 million).

Shares Outstanding

As of December 31, 2019, the Company had a total of 299,277,413 ordinary shares (including 254,045,293 Class A and 45,232,120 Class B ordinary shares) issued and outstanding. One ADS represents two Class A ordinary shares.

Business Outlook

For the first quarter of 2020, 58.com's business has been significantly impacted by the outbreak of COVID-19. As the situation continues to evolve, the Company has limited business visibility brought upon by the high uncertainty. The Company anticipates its total revenues for the first quarter of 2020 to be between RMB2.16 billion and RMB2.26 billion. This represents a year-over-year decrease of approximately 25% to 29% in Renminbi amounts. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to 58.com Inc. ordinary shareholders, non-GAAP net margin and non-GAAP basic and diluted earnings/(loss) per share and per ADS by excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, change in fair value of long-term investments and investment in convertible note, share-based compensation expenses included in share of results of equity investees, income tax effects of above GAAP to non-GAAP reconciling items. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, non-cash gain or loss and income tax effects resulting from GAAP to non-GAAP reconciling items have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, change in fair value of long-term investments and investment in convertible note, share-based compensation expenses included in share of results of equity investees, income tax effects of above GAAP to non-GAAP reconciling items, all of which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

58.com’s management will host an earnings conference call on March 12, 2020 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong time on the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-317-6061

U.S. Toll Free:	+1-888-317-6003

Hong Kong Toll Free:	800-963976

Hong Kong	852-58081995

China Toll Free:	4001-206115

Passcode:	7652435

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, March 19, 2020. The dial-in details for the replay are as follows:

International:	+1-412-317-0088

U.S. Toll Free:	+1-877-344-7529

Passcode:	10140025

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 58.com’s website at http://ir.58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online classifieds marketplace, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local business users and consumer users to connect, share information and conduct business. 58.com’s broad, in-depth and high-quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the outbreak of COVID-19 or other health epidemics in China or globally; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data, unless otherwise noted)

	As of
	December 31,2018	December 31,2019	December 31,2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,387,478	5,293,206	758,752
Restricted cash-current	812,000	477,099	68,390
Term deposits	-	70,000	10,034
Short-term investments	4,587,610	8,414,348	1,206,151
Accounts receivable, net	917,443	1,209,251	173,339
Prepayments and other current assets	813,403	2,326,920	333,551
Total current assets	9,517,934	17,790,824	2,550,217
Non-current assets:
Property and equipment, net	1,329,752	1,305,793	187,178
Intangible assets, net	1,099,945	886,565	127,084
Right-of-use assets, net	-	275,459	39,486
Land use rights, net	3,610	3,532	506
Goodwill	15,874,220	15,874,220	2,275,482
Long-term investments	3,365,906	6,086,511	872,468
Investment in convertible note	-	669,715	96,000
Long-term prepayments and other non-current assets	639,478	469,592	67,314
Total non-current assets	22,312,911	25,571,387	3,665,518
Total assets	31,830,845	43,362,211	6,215,735
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	812,794	-	-
Accounts payable	887,558	1,042,697	149,465
Deferred revenues	2,348,333	2,154,920	308,896
Customer advances	1,465,169	1,986,108	284,698
Taxes payable	250,231	698,104	100,069
Salary and welfare payable	642,445	753,267	107,977
Operating lease liabilities, current	-	137,310	19,683
Accrued expenses and other current liabilities	878,368	1,053,007	150,943
Total current liabilities	7,284,898	7,825,413	1,121,731
Non-current liabilities:
Deferred tax liabilities	283,112	389,719	55,864
Operating lease liabilities, non-current	-	138,554	19,861
Other non-current liabilities	1,675	-	-
Total non-current liabilities	284,787	528,273	75,725
Total liabilities	7,569,685	8,353,686	1,197,456
Mezzanine equity:
Mezzanine classified noncontrolling interests	1,944,397	3,668,876	525,913
Total mezzanine equity	1,944,397	3,668,876	525,913
Shareholders’ equity:
58.com Inc. shareholders’ equity:
Ordinary shares (US$0.00001 par value, 4,800,000,000 Class A and 200,000,000 Class B shares authorized, 250,858,415 Class A and 45,586,164 Class B shares issued and outstanding as of December 31, 2018 and 254,045,293 Class A and 45,232,120 Class B shares issued and outstanding as of December 31, 2019, respectively)	19	19	3
Additional paid-in capital	21,621,665	21,942,829	3,145,384
Retained earnings	439,514	8,892,773	1,274,730
Accumulated other comprehensive income/(loss)	(40,622)	95,903	13,747
Total 58.com Inc. shareholders’ equity	22,020,576	30,931,524	4,433,864
Noncontrolling interests	296,187	408,125	58,502
Total shareholders’ equity	22,316,763	31,339,649	4,492,366
Total liabilities, mezzanine equity and shareholders’ equity	31,830,845	43,362,211	6,215,735

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Membership	1,122,208	1,112,362	159,451	4,399,058	4,470,916	640,881
Online marketing services	2,275,034	2,713,807	389,009	8,282,593	10,158,442	1,456,157
E-commerce services	25,954	53,722	7,701	72,596	266,848	38,251
Other revenues	186,115	275,643	39,512	383,568	680,317	97,520
Total revenues	3,609,311	4,155,534	595,673	13,137,815	15,576,523	2,232,809
Cost of revenues(1)	(457,691)	(565,985)	(81,131)	(1,437,795)	(1,798,407)	(257,792)
Gross profit	3,151,620	3,589,549	514,542	11,700,020	13,778,116	1,975,017
Operating expenses(1):
Sales and marketing expenses(2)	(1,719,902)	(2,023,502)	(290,058)	(6,861,845)	(8,049,662)	(1,153,875)
Research and development expenses	(493,524)	(560,746)	(80,380)	(1,702,748)	(2,058,663)	(295,098)
General and administrative expenses	(231,819)	(264,172)	(37,868)	(748,766)	(817,302)	(117,156)
Total operating expenses	(2,445,245)	(2,848,420)	(408,306)	(9,313,359)	(10,925,627)	(1,566,129)
Income from operations	706,375	741,129	106,236	2,386,661	2,852,489	408,888
Other income/(expenses):
Interest income, net	11,895	27,841	3,991	15,529	55,937	8,019
Investment income/(loss), net	(190,866)	1,924,195	275,823	35,360	6,138,742	879,955
Share of results of equity investees	(15,802)	9,806	1,406	(91,497)	(9,423)	(1,351)
Foreign currency exchange gain/(loss), net	701	(8,601)	(1,233)	597	(17,592)	(2,522)
Others, net	29,554	134,871	19,333	82,113	259,407	37,185
Income before tax	541,857	2,829,241	405,556	2,428,763	9,279,560	1,330,174
Income tax expenses	(93,439)	(158,122)	(22,666)	(299,705)	(834,334)	(119,597)
Net income	448,418	2,671,119	382,890	2,129,058	8,445,226	1,210,577
Net loss/(income) attributable to noncontrolling interests	(2,931)	4,075	584	139	8,033	1,151
Net income attributable to 58.com Inc.	445,487	2,675,194	383,474	2,129,197	8,453,259	1,211,728
Deemed dividend to mezzanine classified noncontrolling interests	(34,551)	(65,428)	(9,379)	(132,202)	(175,045)	(25,092)
Net income attributable to 58.com Inc. ordinary shareholders	410,936	2,609,766	374,095	1,996,995	8,278,214	1,186,636

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$	RMB	RMB	US$

Net earnings per ordinary share attributable to ordinary shareholders - basic	1.39	8.72	1.25	6.77	27.79	3.98
Net earnings per ordinary share attributable to ordinary shareholders - diluted	1.38	8.64	1.24	6.66	27.46	3.94
Net earnings per ADS attributable to ordinary shareholders – basic (1 ADS represents 2 Class A ordinary shares)	2.78	17.45	2.50	13.54	55.59	7.97
Net earnings per ADS attributable to ordinary shareholders – diluted (1 ADS represents 2 Class A ordinary shares)	2.75	17.28	2.48	13.33	54.92	7.87
Weighted average number of ordinary shares used in computing basic earnings per share	295,558,994	299,155,358	299,155,358	294,902,518	297,836,268	297,836,268
Weighted average number of ordinary shares used in computing diluted earnings per share	298,705,512	302,001,274	302,001,274	299,711,258	301,449,100	301,449,100

Note:
(1) Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	2,041	2,895	415	6,354	7,743	1,110
Sales and marketing expenses	27,158	31,612	4,531	90,919	109,011	15,626
Research and development expenses	55,909	62,520	8,962	182,410	208,273	29,855
General and administrative expenses	52,695	61,935	8,878	183,191	219,675	31,489

Amortization of intangible assets resulting from business acquisitions were allocated in operating expenses as follows:

Sales and marketing expenses	43,410	43,087	6,176	174,333	172,882	24,782
Research and development expenses	11,997	12,015	1,723	47,028	48,048	6,887

(2) Breakdown of sales and marketing expenses was as follows:

Advertising expenses	796,505	865,144	124,014	3,309,560	3,717,505	532,884
Non-advertising sales and marketing expenses	923,397	1,158,358	166,044	3,552,285	4,332,157	620,991

58.com Inc.

Reconciliation of GAAP and Non-GAAP Results

(in thousands, except share, ADS, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$	RMB	RMB	US$
GAAP income from operations	706,375	741,129	106,236	2,386,661	2,852,489	408,888
Share-based compensation expenses[6]	132,777	154,244	22,110	443,312	526,994	75,541
Amortization of intangible assets resulting from business acquisitions	55,407	55,102	7,899	221,361	220,930	31,669
Non-GAAP income from operations	894,559	950,475	136,245	3,051,334	3,600,413	516,098

GAAP net income attributable to 58.com Inc. ordinary shareholders	410,936	2,609,766	374,095	1,996,995	8,278,214	1,186,636
Share-based compensation expenses	132,777	154,244	22,110	443,312	526,994	75,541
Amortization of intangible assets resulting from business acquisitions	55,407	55,102	7,899	221,361	220,930	31,669
Change in fair value of long-term investments and investment in convertible note[7]	206,700	2,258,544	323,750	139,250	(1,139,844)	(163,390)
Share-based compensation expenses included in share of results of equity investees	14	-	-	15	9	1
Income tax effects of GAAP to non-GAAP reconciling items[8]	(49,519)	(200,057)	(28,677)	(77,849)	91,614	13,132
Non-GAAP net income attributable to 58.com Inc. ordinary shareholders	756,315	4,877,599	699,177	2,723,084	7,977,917	1,143,589

6 Since the third quarter of 2017, certain share-based awards with redemption features granted to the Company’s employees were expected to be settled in cash and were classified as liabilities. The share-based compensation expenses recognized for this type of awards amounted to RMB5.0 million and RMB19.6 million for the three months and the year ended December 31, 2018, respectively, and RMB4.7 million and RMB17.7 million for the three months and the year ended December 31, 2019, respectively, which were excluded from the GAAP to non-GAAP reconciliation accordingly.

7 The purpose of this reconciliation is to exclude the unrealized gain or loss relating to changes in fair value of long-term investments and investment in convertible note. The amount of realization of any previously recognized unrealized gain or loss in a given period is also included in this line item so that the non-GAAP net income would only include cumulative realized gain or loss.

8 This is to exclude the income tax effects related to amortization of intangible assets resulting from business acquisitions and change in fair value of long-term investments and investment in convertible note. Other GAAP to non-GAAP reconciling items have no income tax effect.

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$	RMB	RMB	US$
GAAP operating margin	19.6%	17.8%	17.8%	18.2%	18.3%	18.3%
Share-based compensation expenses	3.7%	3.7%	3.7%	3.4%	3.4%	3.4%
Amortization of intangible assets resulting from business acquisitions	1.5%	1.4%	1.4%	1.6%	1.4%	1.4%
Non-GAAP operating margin	24.8%	22.9%	22.9%	23.2%	23.1%	23.1%

GAAP net margin	11.4%	62.8%	62.8%	15.2%	53.1%	53.1%
Share-based compensation expenses	3.7%	3.7%	3.7%	3.4%	3.4%	3.4%
Amortization of intangible assets resulting from business acquisitions	1.5%	1.4%	1.4%	1.6%	1.4%	1.4%
Change in fair value of long-term investments and investment in convertible note	5.7%	54.4%	54.4%	1.0%	(7.3)%	(7.3)%
Share-based compensation expenses included in share of results of equity investees	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Income tax effects of GAAP to non-GAAP reconciling items	(1.3)%	(4.9)%	(4.9)%	(0.5)%	0.6%	0.6%
Non-GAAP net margin	21.0%	117.4%	117.4%	20.7%	51.2%	51.2%

Weighted average number of ordinary shares used in computing non-GAAP basic earnings per share	295,558,994	299,155,358	299,155,358	294,902,518	297,836,268	297,836,268
Weighted average number of ordinary shares used in computing non-GAAP diluted earnings per share	298,705,512	302,001,274	302,001,274	299,711,258	301,449,100	301,449,100
Weighted average number of ADS used in computing non-GAAP basic earnings per ADS	147,779,497	149,577,679	149,577,679	147,451,259	148,918,134	148,918,134
Weighted average number of ADS used in computing non-GAAP diluted earnings per ADS	149,352,756	151,000,637	151,000,637	149,855,629	150,724,550	150,724,550

Non-GAAP net earnings per ordinary share attributable to ordinary shareholders - basic	2.56	16.30	2.34	9.23	26.79	3.84
Non-GAAP net earnings per ordinary share attributable to ordinary shareholders - diluted	2.53	16.15	2.32	9.09	26.47	3.79
Non-GAAP net earnings per ADS attributable to ordinary shareholders - basic	5.12	32.61	4.67	18.47	53.57	7.68
Non-GAAP net earnings per ADS attributable to ordinary shareholders - diluted	5.06	32.30	4.63	18.17	52.93	7.59

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